December 4, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Scott Anderegg

Re:	Rimini Street, Inc. Registration Statement on Form S-1 File No. 333-221709

Acceleration Request

Requested Date:	December 6, 2017
Requested Time:	12:00 noon Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Rimini Street, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) on Form S-1 (File No. 333-221709) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael E. Coke at (650) 565-3596.

[Signature page follows]

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Sincerely,

RIMINI STREET, INC.

By: /s/ Seth A. Ravin
Seth A. Ravin
Chief Executive Officer

cc:	Thomas B. Sabol, Rimini Street, Inc.
Daniel B. Winslow, Rimini Street, Inc.
Andrew Terry, Rimini Street, Inc.
Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.